Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)
Suite 720, 999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5
Item 2:	Date of Material Change
October 17, 2019
Item 3:	News Release
A news release announcing the material change referred to in this report was issued on October 18, 2019 through Canada NewsWire and a copy has been filed on SEDAR at www.sedar.com.
Item 4:	Summary of Material Change
On October 18, 2019, ESSA announced that Ari Brettman has been appointed to the board of the directors of the Company (the “Board”) pursuant to a nomination right granted to Clarus Lifesciences III, L.P., now managed by Blackstone Life Sciences. The Company also announced that Otello Stampacchia, who has represented Omega Funds, has resigned from the Board as he focuses on new investments.
Item 5:	Full Description of Material Change
5.1 Full Description of Material Change
On October 18, 2019, ESSA announced that Ari Brettman has been appointed to the Board pursuant to a nomination right granted to Clarus Lifesciences III, L.P., now managed by Blackstone Life Sciences. The Company also announced that Otello Stampacchia, who has represented Omega Funds, has resigned from the Board as he focuses on new investments.
David R. Parkinson, President and Chief Executive Officer, said, “We are extremely appreciative of Otello’s support as a member of the Board of Directors. Ari’s perspectives will be valuable as we execute on the path towards a successful IND filing of EPI-7386.”
Dr. Brettman is currently a Principal in the Blackstone Life Sciences group, having joined Blackstone as part of its acquisition of Clarus in December of 2018. Dr. Brettman joined Clarus in September 2014. Dr. Brettman is currently a member of the Board of Directors of Praxis Precision Medicines and Anthos Therapeutics as well as an Observer on the Board of Directors of Talaris Therapeutics.
Dr. Brettman completed a residency in internal medicine and a fellowship in cardiology at Massachusetts General Hospital (“MGH”) and was also a National Institutes of Health-sponsored post-doctoral fellow at the MGH Center for Systems Biology. He received his M.D. from Duke University and his A.B. in History and Science from Harvard College. While a medical student, he was a Sarnoff Cardiovascular Research Foundation Fellow at Stanford University, where he studied angiogenesis.

5.2 Disclosure of Restructuring Transactions
Not applicable.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7:	Omitted Information
Not applicable.
Item 8:	Executive Officer
For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.
Item 9:	Date of Report
October 21, 2019

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